Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

What if I am not an accredited investor?

URL: https://www.yieldstreet.com/resources/article/what-if-i-am-not-an-accredited-investor

Good news, the Yieldstreet Prism Fund is now available to all investors, regardless of accreditation status. With a single investment, the Yieldstreet Prism Fund allows you to invest in multiple Yieldstreet asset classes all at once.   You can invest in the Fund starting with a minimum initial investment of $5,000, and then you would have the opportunity to make additional investments in the Fund at a minimum iof $1,000.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Who can invest in these offerings?

If you are not an accredited investor, you are still able to invest in the Yieldstreet Prism Fund. If you are looking to unlock the full Yieldstreet experience and invest in our single asset class offerings, you must be accredited.

There are three methods you can use to verify your accreditation status:

- You can submit a verification request through the Yieldstreet system to a third party such as your CPA or lawyer who will validate your status on your behalf.
- If you qualify based on income (the requirement is $200K/yr for the past two years as an individual, or $300K/yr if joint, and reasonably expect the same for current year), you can upload your W2 documents for the two most recent tax years.
- If you qualify based on net worth either alone or with a spouse (you're required to have a net worth that exceeds $1M, excluding the value of your primary residence), you can upload bank/brokerage statements that show assets, as well as a credit report to show liabilities.

Check out our video [Are you an accredited investor?](#) for more information.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

What if I am not an accredited investor?

Good news, the Yieldstreet Prism Fund is now available to all investors, regardless of accreditation status. With a single allocation, the Yieldstreet Prism Fund allows you the opportunity to invest in numerous Yieldstreet alternative asset classes with a single investment. You can invest in the Fund with a minimum initial investment of $5,000, and then you would have the opportunity to make additional investments in the Fund at a minimum of $1,000.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Do I need to be accredited to use Wallet?

No, you do not need to be accredited to use the Yieldstreet Wallet. This, along with the Yieldstreet Prism Fund, are two products available to all investors, regardless of their accreditation status.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

How much can I invest?

Minimums may vary depending on a variety of factors, but typically begin at $10,000. We set both minimum and maximum investment amounts in each offering to accommodate as many interested investors as possible. Investing in the Yieldstreet Prism Fund, however, requires a minimum initial investment of $5,000.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.